Contact

www.linkedin.com/in/elizablank (LinkedIn)
wefunder.com/thesill (Company)

Top Skills

Brand Management
Brand Development
Digital Marketing

Eliza Blank

Founder & CEO of The Sill, we are raising on WeFunder! Link below.
New York, New York, United States

Summary

If you’re already a fan or follower, you may know that before raising venture capital, The Sill was born out of a humble Kickstarter campaign and was bootstrapped for its first FIVE years of growth. Now, after a DECADE in business, a founder has to consider what next…

While the landscape we operate in has changed dramatically these past few years, I know that community is a business model I can count on. And I firmly believe that The Sill will flourish and thrive when the people supporting the business are owners of it, too.

We set out to launch the WeFunder campaign to fold our community in. To say “join us”. And the response blew us away. We hit our $50K goal in 3 hours. And have since surpassed $130K just by inviting our most loyal customers.

It’s because of our community’s unwavering support and excitement that we’ve decided to take our campaign public, which allows us to raise up to $1.2 million. The more we raise, the better our chances of mutual success.

Let’s grow together. Invest now: https://lnkd.in/e8Pp3KCv

Experience

The Sill
CEO
March 2012 - Present (11 years 7 months)
New York, NY

#PlantsMakePeopleHappy

Gregarious, Inc.
Advisor
May 2021 - Present (2 years 5 months)

YPO

Member

June 2021 - Present (2 years 4 months)

Living Proof

Brand Manager

September 2008 - March 2012 (3 years 7 months)

Cambridge, MA

Wolff Olins

Brand Strategist

June 2006 - August 2008 (2 years 3 months)

New York, NY

Education

New York University

Bachelor of Science, Media, Culture and Communication · (2003 - 2007)